LEXMARK VIA EDGAR	John W. Gamble Jr. Executive V.P. & Chief Financial Officer Lexmark International, Inc. One Lexmark Centre Drive Lexington, Kentucky 40550 USA Phone: 859 232 5589 Fax: 859 232 7137

June 22, 2007

Ms. Megan Akst
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:          Lexmark International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2007
File No. 1-14050

Dear Ms. Akst:

On June 18, 2007 we received your letter dated May 29, 2007 with regard to the above-referenced filings.  The letter was received via U.S. mail with the envelope postmarked June 13, 2007.  As was discussed by telephone, we plan on submitting our response to your letter on or before July 16, 2007.  The reason for the extension is that the same individuals who will be required to prepare the responses to your comments are now and will be engaged in our quarter end close process.  This letter is provided per the request in your letter dated May 29, 2007 to let you know when we will provide a response.

Please feel free to contact me at (859) 232-5589 if you have any issues or questions with respect to the above.

Very truly yours,

/s/John W. Gamble, Jr.

John W. Gamble, Jr.